

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 14, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 11, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from abrdn Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

abrdn Emerging Markets Dividend Active ETF,
no par value
abrdn Focused U.S. Small Cap Active ETF,
no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850